UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*

                           Fording Canadian Coal Trust
                                (Name of Issuer)

                                      Units
                         (Title of Class of Securities)

                                    345425102
                                 (CUSIP Number)

                                  Roger Barton
                          5650 Yonge Street, 5th Floor
                            Toronto, Ontario M2M 4H5
                                 (416) 730-5321

                                Jeffrey D. Karpf
                                David I. Gottlieb
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                               New York, NY 10006
                                 (212) 225-2000
      (Name, Address and Telephone Number of Persons Authorized to Receive
                          Notices and Communications)

                                October 17, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------
CUSIP No. 345425102                13D/A
--------------------

     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Ontario Teachers' Pension Plan Board

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) |_|
              (b) |X|

     3        SEC USE ONLY

     4        SOURCE OF FUNDS

              Not Applicable

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)          |_|

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Ontario, Canada

                               7       SOLE VOTING POWER OF SHARES
     NUMBER
    OWNED BY                           0
  BENEFICIALLY                         See Item 5.
EACH REPORTING
    PERSON                     8       SHARED VOTING POWER
     WITH
                                       12,974,102
                                       See Item 5.

                               9       SOLE DISPOSITIVE POWER

                                       0
                                       See Item 5.

                              10      SHARED DISPOSITIVE POWER

                                      12,974,102
                                      See Item 5.

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              12,974,102
              See Item 5.

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                  |_|

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              27.7%
              See Item 5.

     14       TYPE OF REPORTING PERSON

              EP

--------------------
CUSIP No. 345425102                13D/A
--------------------

     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Golden Apple Income Inc.

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) |_|
              (b) |X|

     3        SEC USE ONLY

     4        SOURCE OF FUNDS

              Not Applicable

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)          |_|

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Ontario, Canada

                               7       SOLE VOTING POWER OF SHARES
     NUMBER
    OWNED BY                           0
  BENEFICIALLY                         See Item 5.
EACH REPORTING
    PERSON                     8       SHARED VOTING POWER
     WITH
                                       12,974,102
                                       See Item 5.

                               9       SOLE DISPOSITIVE POWER

                                       0
                                       See Item 5.

                              10      SHARED DISPOSITIVE POWER

                                      12,974,102
                                      See Item 5.

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              12,974,102
              See Item 5.

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                  |_|

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              27.7%
              See Item 5.

     14       TYPE OF REPORTING PERSON

              CO

--------------------
CUSIP No. 345425102                13D/A
--------------------

     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              OTPPB SCP Inc.

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) |_|
              (b) |X|

     3        SEC USE ONLY

     4        SOURCE OF FUNDS

              Not Applicable

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)          |_|

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Ontario, Canada

                               7       SOLE VOTING POWER OF SHARES
     NUMBER
    OWNED BY                           0
  BENEFICIALLY                         See Item 5.
EACH REPORTING
    PERSON                     8       SHARED VOTING POWER
     WITH
                                       0
                                       See Item 5.

                               9       SOLE DISPOSITIVE POWER

                                       0
                                       See Item 5.

                              10      SHARED DISPOSITIVE POWER

                                      0
                                      See Item 5.

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              0
              See Item 5.

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                  |_|

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0%
              See Item 5.

     14       TYPE OF REPORTING PERSON

              CO

         Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934 (the "Act"), Ontario Teachers' Pension Plan Board ("Teachers") hereby makes this statement (this "Statement") to amend its Schedule 13D dated March 10, 2003 (the "Schedule 13D") relating to the units ("Units") of Fording Canadian Coal Trust (the "Trust"). Unless otherwise indicated, all capitalized terms used herein shall have the same meaning respectively ascribed to them in the Schedule 13D.

Item 3.       Source and Amount of Funds.
              --------------------------

         Item 3 is hereby amended by adding the following additional paragraph thereto:

         As a result of a series of internal transactions (the "Internal Transactions") effected on October 17, 2003 among Teachers, Sherritt International Corporation ("Sherritt") and their equally and jointly owned subsidiaries, including SCP, Luscar Limited ("Luscar"), Luscar Energy Partnership ("LEP") and Sherritt Coal Partnership II, Fording Units formerly held by these jointly-owned entities were distributed, for no further consideration, to Sherritt and Teachers in accordance with their 50% interests. As a consequence, Teachers ceased to share beneficial ownership of 2,979,000 Units with Sherritt and Luscar and 221,000 Units with Sherritt and LEP. In addition, Teachers became the sole beneficial owner of 1,600,000 Units, which it then transferred to Golden Apple as a capital contribution for no consideration.

Item 4.       Purpose of the Transaction.
              --------------------------

         Item 4 is hereby amended by replacing the first and fourth paragraphs with the following, respectively:

         Teachers and Golden Apple acquired and continue to hold the Units reported herein for investment purposes. Depending on market conditions and other factors that each of Teachers and Golden Apple may deem relevant to its investment decisions, Teachers or Golden Apple may in the future acquire additional Units, or options or other derivative securities related to the Units, in the open market or in privately negotiated purchases or otherwise and may also, depending on then-current circumstances, dispose of all or a portion of its Units, or options or other derivative securities related to the Units, in one or more transactions, in each case to the extent then permitted by applicable law and regulation.

         Except as set forth in this Item 4, Teachers and Golden Apple currently have no plans or proposals that relate to or that would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. However, each of Teachers and Golden Apple reserves the right from time to time to formulate plans or proposals regarding the Trust or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D, to the extent it deems advisable.


Item 5.       Interest in Securities of the Issuer.
              ------------------------------------

         Item 5 is hereby amended and restated in its entirety by the following:

         (a)-(b) As of the date of this Statement, Golden Apple directly beneficially owns 12,974,102 Units, representing approximately 27.7% of the Units outstanding. Golden Apple, as a wholly-owned subsidiary of Teachers, may be deemed to share voting and dispositive power with Teachers with respect to all of the Units it beneficially owns.

         As of the date of this Statement, Teachers may be deemed to indirectly beneficially own (and to share voting and dispositive power with respect to) all of the Units beneficially owned by its wholly-owned subsidiary Golden Apple, or 12,974,102 Units, representing approximately 27.7% of the Units outstanding.

         As of the date of this Statement and upon the consummation of the Internal Transactions described in Item 3 above, SCP no longer holds any Units in the Trust.

         As of the date of this Statement, Robert Bertram, Executive Vice President, Investments of Teachers, as well as President and Director of Golden Apple and SCP, beneficially owns 83 Units. Teachers, Golden Apple and SCP disclaim beneficial ownership of any securities of the Trust beneficially owned by Robert Bertram. Robert Bertram disclaims beneficial ownership of any securities of the Trust beneficially owned by Teachers and Golden Apple.

         Except as described above, none of Teachers, Golden Apple or SCP, nor, to the best of Teachers', Golden Apple's and SCP's knowledge, any of the persons listed in Schedules A, B and C of the Schedule 13D, beneficially owns any Units.

         (c) On August 28, 2003, Golden Apple acquired 366,700 Units of the Trust for Can$27.81 per Unit, excluding commissions and fees. The transaction was effected on the Toronto Stock Exchange. Golden Apple obtained all of the funds for this purchase through a capital contribution from Teachers.

         Other than the transactions described herein, none of Teachers, Golden Apple or SCP, nor to the best of Teachers' and Golden Apple's knowledge, any of the persons listed in Schedules A, B and C of the Schedule 13D, has effected any transactions in the Units in the past sixty days.

         (d) No other person has the right to receive or the power to direct the receipt of dividends with respect to the Units beneficially owned by Teachers and Golden Apple.

         (e) As of October 17, 2003, SCP ceased to be the beneficial owner of more than five percent of the Units.


Item 7.       Materials to be Filed as Exhibits.
              ---------------------------------

         Item 7 is hereby amended to add the following exhibit:

         Exhibit 3   Directors' Resolutions of OTPPB SCP Inc., dated
                     April 21, 2003.

                                    SIGNATURE
         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
         DATED:  October 20, 2003
                                      ONTARIO TEACHERS' PENSION PLAN
                                      BOARD, an Ontario, Canada corporation


                                      By: /s/ Claude Lamoureux
                                          --------------------------------------
                                          Name:  Claude Lamoureux
                                          Title: President and Chief Executive
                                                 Officer


                                      GOLDEN APPLE INCOME INC.,
                                      an Ontario, Canada corporation


                                      By: /s/ Claude Lamoureux
                                          --------------------------------------
                                          Name:  Claude Lamoureux
                                          Title: Vice President


                                      OTPPB SCP INC., an Ontario,
                                      Canada corporation


                                      By: /s/ Claude Lamoureux
                                          --------------------------------------
                                          Name:  Claude Lamoureux
                                          Title: Authorized Signatory